

June 10, 2013

<u>Via U.S. Mail</u>
Donald W. Barney
President, Treasurer and Chief Financial Officer
First Real Estate Investment Trust of New Jersey
505 Main Street
Hackensack, NJ 07601

> **Re:** **First Real Estate Investment Trust of New Jersey**
> **Form 10-K for fiscal year ended October 31, 2012**
> **Filed January 14, 2013**
> **File No. 0-25043**

Dear Mr. Barney:

We have reviewed your response dated May 28, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for fiscal year ended October 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Funds from Operations, page 35

1.   We note your response to prior comment two. It appears that your proposed disclosure does not include an adjustment for FFO from discontinued operations. Thus, it appears that FFO continues to differ from FFO as defined by NAREIT. Please revise your disclosure in future filings and provide us with an example of your proposed disclosure.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant